UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 May 2017

Release Number	16/17

BHP provides update on progress to grow value and improve returns

BHP Chief Executive Officer Andrew Mackenzie today updated progress on the Company’s roadmap to grow long-term shareholder value.

Speaking at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, Andrew Mackenzie said: “At this conference one year ago, I outlined ambitious plans to improve returns and grow the value of BHP. Since that time, we have made consistent progress and we are confident that continued delivery of these plans, from our stronger base today, could grow the value of our Company by up to 50 per cent and almost double the return on capital.”

Mr Mackenzie outlined key contributors to value creation. These include the following:

•	Further cost reductions support a 10 per cent value uplift as we continue to leverage our simple portfolio, standardised systems and greater connectivity across the Company to further improve safety and productivity.

•	The release of more latent capacity across the portfolio offers attractive returns for low-risk. For a total investment of US$5 billion, these opportunities could add over 20 per cent to current production at an average return of 75 per cent.

•	Substantial advances in the operating capability and capital productivity of our shale assets continue to lower drilling and completion costs, supporting returns on invested capital in excess of 30 per cent on incremental investments. All options to fully realise the value of our shale acreage will be pursued, including further appraisal, new technology and additional asset sales and swaps. We will be flexible with our plans and commercial in our approach.

•	Major growth projects valued at up to US$25 billion offer potential average returns of over 16 per cent at consensus prices. The Spence Growth Option will be considered by the Board in August 2017. Studies on the Olympic Dam expansion are progressing well. A phased expansion of our Jansen potash project is expected to generate competitive returns in stage 1, with significant potential upside in subsequent stages.

•	Our focused Petroleum exploration program has an unrisked value of over US$20 billion, close to a quarter of which sits in low to medium risk prospects to be tested in the next two years. Recent successes in the Gulf of Mexico and Trinidad and Tobago, along with the successful Trion bid, give us the confidence to accelerate our counter-cyclical investment.

•	Technology programs to improve safety, lower costs and unlock resource with an unrisked value of up to US$12 billion are among the most capital efficient options in the portfolio. Attractive options include leaching optimisation, mass mining methods and precision extraction.

“We have achieved a great deal over the past year but we are not standing still. Our roadmap today contains an enhanced set of opportunities that will see us prosper and grow value per share throughout the cycle, and in multiple price scenarios.

“Above all, we will remain disciplined, and drive consistent and transparent application of our capital allocation framework, which includes cash returns to shareholders.

“Our path is deliberate, with value and returns at the centre of everything we do.”

2

Further information on BHP can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Ben.Pratt@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile: +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile: +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Kester Hubbard	Email: Elisa.Morniroli@bhpbilliton.com
Tel: +61 7 3227 5671 Mobile: +61 408 727 261
Email: Kester.Hubbard@bhpbilliton.com	Americas

United Kingdom and South Africa	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Neil Burrows	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7484
Email: Neil.Burrows@bhpbilliton.com	Cristian Coloma
Tel: +1 713 235 8902 Mobile: +1 346 234 8483
North America	Email: Cristian.CA.Coloma@bhpbilliton.com

Bronwyn Wilkinson
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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3

BHP
Delivering
value and
returns
Andrew Mackenzie
Chief Executive Officer
16 May 2017
Yandi

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US
Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS and other measures including Underlying EBIT, Underlying EBITDA, Adjusted effective tax rate, Free cash flow, Gearing ratio, Controllable cash costs, Net debt, Net operating assets, Underlying return on capital, Underlying return on invested capital, Underlying attributable profit, Underlying basic earnings/(loss) per share and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Base value reflects the current planning forecasts before the addition of a broad suite of upside opportunities. Unless specified otherwise; value represents BHP share of risked discounted cash flows at consensus prices; and numbers presented may not add up precisely to the totals provided due to rounding.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Value and returns are at the centre of everything we do
Simple portfolio
Diversified commodities
Tier 1 upstream assets
Attractive geographies
Valuable growth options
Shareholder value and returns
Licence to operate
Distinctive enablers
Charter Values and
culture of connectivity
Safety, productivity and
operational excellence
Technology and
globalised systems
Capital Allocation Framework
and balance sheet strength
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Disciplined and transparent capital allocation
Our Capital Allocation Framework is embedded in every capital decision we make facilitates optimal balance between value accretive investments and cash returns
Framework aligned with cyclical nature of the industry
underpins a strong balance sheet through the cycle
flexibility at the bottom of the cycle
discipline and increased cash returns at the top of the cycle
Transparent competition for capital ensures all investment decisions are tested against additional returns to shareholders
Operating productivity
Capital productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash flow
Debt Additional Organic Acquisitions/
Buy-backs
reduction dividends growth divestments
Maximise returns and value
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Delivery of our plans has increased base value
Our actions have increased the base value1 of our operations over the past 12 months at spot prices, we have added over 17%
at consensus prices, we have added over 12%
This value uplift includes
continued reduction in unit costs
globalisation of procurement activities
incremental capacity at Jimblebar
approval of Los Colorados Extension and Caval Ridge Southern Circuit
Mad Dog 2 sanctioned by all joint venture partners
implementation of coal Integrated Remote Operations Centre
optimised rail scheduling at WAIO
1. Base value reflects the current planning forecasts before the addition of upside opportunities.
2. FY16 base value at 19 April 2016 spot prices; valuation and base date 1 July 2016; FY17 base value at 19 April 2017 spot prices; valuation and base date 1 July 2017; BHP share.
3. FY16 base value at 2016 analyst consensus price forecasts; valuation and base date 1 July 2016; FY17 base value at 2017 analyst consensus price forecasts; valuation and base date 1 July 2017; BHP share.
Our actions increased base value by over 17% at spot prices
(Value at spot prices2)
>17%
FY16 base value at Price and FX Our actions FY17 base value at spot prices spot prices
Our actions increased base value by over 12% at consensus prices
(Value at consensus prices3)
>12%
FY16 base value at Price and FX Our actions FY17 base value at consensus prices consensus prices
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Broad suite of opportunities to deliver further gains
Our plans offer the potential to grow base value by 50%
further cost reductions support 10% value uplift
latent capacity options equivalent to >20% of current production1,2 larger well completions, hedged Haynesville drilling, Permian acreage swaps and Black Hawk well trials
US$25 billion3 unrisked value in the growth portfolio
securing Trion adds upside and drilling has reduced risk of Trinidad & Tobago Gas and Wildling prospects technology initiatives worth up to US$12 billion3 unrisked to lower costs, unlock resource and further improve safety
1. Copper equivalent production based on H1 FY17 average realised prices.
2. Represents peak capacity delivered (irrespective of date achieved) relative to FY17 expected copper equivalent production.
3. Values at analyst 2017 consensus price forecasts; valuation date 1 July 2017; BHP share.
4. Base value truncated for illustrative purposes.
Broad suite of opportunities offer 50% potential upside to current base value
(Value at consensus prices3)
Base value (consensus prices)4
Cost efficiencies
Latent capacity
Onshore US growth
Other growth projects (risked)
Exploration (risked)
Technology (risked)
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Cost efficiencies – focused on further gains

- US$11 billion productivity gains embedded from FY12 to FY16
- Further cost reductions support 10% value uplift
  - significant cost efficiencies expected in iron ore and coal
  - portfolio simplicity, standardised systems and operating model connectivity position us to take the next step
- Underlying Group unit cost reductions expected to more than offset exchange rate movements in FY18[1]
  - WAIO unit costs of <US$14 per tonne
  - Escondida unit costs of ~US$1.00 per pound
  - Conventional unit costs of US$10 per barrel[2]
  - Queensland Coal unit costs under review[3]

Future cost efficiencies underpin significant value creation
(Value at consensus prices[4])


10% value uplift
Iron ore
Coal
Copper
Conventional petroleum
Cost efficiencies

1. Based on analyst consensus exchange rates of AUD/USD 0.75 and USD/CLP 663.
2. Barrel of oil equivalent.
3. Queensland Coal unit costs under review as a result of Cyclone Debbie and impacts on third party rail infrastructure.
4. Values at analyst 2017 consensus price forecasts; valuation date 1 July 2017; BHP share.

Andrew Mackenzie, Chief Executive Officer
16 May 2017
7
BHP

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Latent capacity – attractive returns, limited risk

- Latent capacity options among our most attractive opportunities
  - potential for 1.8 Mt of incremental copper equivalent volumes[1]
  - equivalent to >20% of current production[1]
  - aggregate capex of US$5 billion
  - average returns of 75%[2]
- Our options[3] include
  - WAIO capacity to reach 290 Mtpa during FY19
  - Escondida copper recovery optimisation, concentrator debottlenecking and low-grade ore leaching
  - Olympic Dam BFX to increase capacity to 280 ktpa in FY22, potential upside to 330 ktpa with capital efficient investment
  - Blackwater Expansion supports 4 Mtpa capacity increase through increased metallurgical coal bypass
  - Goonyella complex options to increase capacity to 24 Mtpa

Highly capital efficient latent capacity options

(Returns[2], %)

Note: Bubble size represents value[4]


Olympic Dam[5]
Queensland Coal[5]
WAIO[5]
290 Mtpa
100
NSWEC
Escondida
50
Queensland Coal
Blackwater expansion
Olympic Dam
Potential upside to 330 ktpa
Queensland Coal
Goonyella expansion
Olympic Dam
Southern Mining
Area optimised
Olympic Dam
BFX 280 ktpa
0
0
100
200
Volumes
(Copper equivalent, kt)[1]

1. Copper equivalent production based on H1 FY17 average realised prices; represents peak capacity delivered (irrespective of date achieved); BHP share.
2. Returns at analyst 2017 consensus price forecasts; ungeared, post-tax, nominal return.
3. Assumes all internal and third party approvals received; volumes shown on a 100% basis.
4. Values at analyst 2017 consensus price forecasts; unrisked value of projects at valuation date 1 July 2017; BHP share.
5. Returns truncated for illustrative purposes.

Andrew Mackenzie, Chief Executive Officer
16 May 2017
8
BHP

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Onshore US – value and flexibility

- Price and timing of entry were not optimal and initial pace of investment was too rapid
  - subsequent experience has delivered substantial advances in operating capability and capital productivity
  - third party recognition of leading performance in major fields
- Looking forward, Onshore US well placed to compete for capital
  - planned rig activity increases from 4 to 10 in FY18
  - new wells add incremental volumes of up to 120 MMboe
- Multiple approaches to value creation across the portfolio
  - trialling larger well completions in all fields
  - Permian acreage swaps to support longer laterals
  - hedging program accelerates Haynesville development
  - testing prospective resources across all fields
  - continued acreage sales where worth more to others

Incremental investment scenario at consensus prices[1,2]


(ROIC on incremental capital[1], %)
(MMboe per annum, BHP share)
40
30
20
10
0
160
120
80
40
0
Indicative production from already invested capital[2]
FY18e
FY19e
FY20e
FY21e
FY22e
ROIC on incremental capital
Incremental production

1. Incremental investment excludes sunk capital and acquisition costs. Underlying Return on Invested Capital (ROIC) represents earnings divided by average net operated assets, using analyst 2017 consensus price forecasts; scenario does not constitute guidance.
2. Indicative production from already invested capital at the end of FY17. Includes wells put on line and unfinished wells as at 30 June 2017 (including wells being drilled and drilled but uncompleted wells).

Andrew Mackenzie, Chief Executive Officer
16 May 2017
9
BHP

Cost efficiencies Latent capacity Onshore US Growth projects Exploration Technology
Growth projects – timed for value and returns
Rich opportunity set across commodities and time periods
aggregate unrisked value of US$25 billion1
average project returns of >16%2
>10% reduction in capital intensity in 12 months
Projects executed in accordance with Capital Allocation Framework3 will seek Board approval for Spence Growth Option in August 2017 encouraging leaching trials at Olympic Dam
phased approach at Jansen increases optionality and reduces risk stage 1: IRR >12%2
US$4.7 billion incremental capital cost
4 Mtpa capacity
possible first production from FY23
stages 2-4 deliver significantly higher IRRs
1. Values at analyst 2017 consensus price forecasts; unrisked value of projects (including study costs) at valuation date 1 July 2017; BHP share.
2. Returns at analyst 2017 consensus price forecasts; ungeared, post-tax, nominal return; Spence Growth Project assumes outsourced desalination plant.
3. Assumes all internal and third party approvals received.
4. Copper equivalent production based on H1 FY17 average realised prices; represents peak capacity delivered; BHP share.
Strong pipeline of growth options aligned with market windows
(Returns2, %)
20
0
Conventional Oil
Major growth project
Coal
Major growth project
Copper
Major growth project
Potash
Jansen stage 1
Copper
Major growth project
Copper
Spence Growth Option
Copper
Olympic Dam 450-500 ktpa
Note: Bubble size represents value1
Potash
Jansen stages 2-4
0 200 400 600
Volumes
(Copper equivalent, kt)4
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Exploration – positive results reduces risk of future wells

- Highly prospective exploration program
  - multi-billion barrel risked potential
  - unrisked value of over US$20 billion[1]
  - unrisked peak production potential over 150 MMboe/pa
  - potential discoveries commercial at less than US$50/bbl
- Encouraging results in Central Gulf of Mexico
  - Shenzi North and Caicos results support Wildling appraisal
  - adjacent Scimitar mini-basin next drilling target
- Progress in Caribbean frontier
  - LeClerc results support multi-tcf gas resource
  - planning Phase 2 oil exploration in Trinidad & Tobago
- Successful Trion bid and Mexico first mover advantage
  - two wells and seismic program over the next 24 months
  - well placed to extend position in future bid rounds

Significant exploration potential over the next three years
(Value[1], BHP share)


Frontier
Delivering
Appraisal
Western Gulf of Mexico
Trinidad & Tobago Southern Gas[2]
Wildling
Trinidad & Tobago Northern Gas
Trinidad & Tobago Southern Oil
Scimitar
Trion
Australia
Trinidad & Tobago Northern Oil
Reduced risk, increasing value

1. Unrisked values at BHP long-term price forecasts.
2. Includes LeClerc.

Andrew Mackenzie, Chief Executive Officer
16 May 2017
11
BHP

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Technology – lowers costs and unlocks resource

- We have a broad suite of technology initiatives to lower costs, unlock resource and improve safety
  - aggregate unrisked value of US$12 billion[1,2]
  - average capital efficiency ratio of 1.6x
  - the scale of our assets and connectivity of our operations accelerates speed of replication and returns
- Current initiatives include
  - leaching optimisation to increase copper recoveries by 10% and reduce cycle times by 50%
  - mass mining methods to drive a step-change in operating costs
  - precision extraction to improve processing performance and reduce energy and water intensity
  - decision automation to eliminate waste and reduce variability

Technology presents a significant opportunity to create further value


Note: Bubble size represents value[1]
Capital Efficiency Ratio[4]
5x
4x
3x
2x
1x
0x
Low
Maturity
High
Potash technology program[3]
Increased fracture stimulation
Advanced seismic imaging
New conveyor technology
IROC replication
Mechanical extraction
Full mine autonomy
Chemical extraction
Enhanced oil recovery
Autonomous equipment
Benchmark projects Technology implemented on existing assets
Future options Next generation technology, development accelerated
Value improvement Higher value capex and opex alternatives for projects

1. Unrisked values at analyst 2017 consensus price forecasts; valuation date 1 July 2017; BHP share.
2. Excludes Olympic Dam Heap Leach as value embedded in Olympic Dam major growth project.
3. Primarily includes greenfield application of technologies tested in other mining operations.
4. Capital Efficiency Ratio calculated as Net Present Value divided by Present Value of Growth Capex.

Andrew Mackenzie, Chief Executive Officer
16 May 2017
12
BHP

Value and returns are at the centre of everything we do
Our plans have delivered value and increased returns over the past year increased the base value of our operations by 12% to 17%
significant improvement in Return on Capital Employed1
But we have much more to do and are not standing still
broad suite of opportunities to grow base value by 50%
delivery of these plans almost doubles current ROCE1
All capital decisions made in accordance with our Capital Allocation Framework facilitates optimal balance between value accretive investments and cash returns to shareholders
1. Presentation of future Underlying Return on Capital Employed (ROCE) does not constitute guidance and represents a range of outcomes based on differing price and other scenarios.
ROCE represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Capital employed is net assets before net debt.
We expect our plans to drive significant improvement in returns
(ROCE1, nominal %)
30
20
10
0
FY16
Price and FX
Our actions
H1 FY17
FY22e (consensus prices)
FY22e (H1 FY17 prices)
FY22e (spot prices)
Andrew Mackenzie, Chief Executive Officer
16 May 2017

BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary